Charles E. Carpenter ccarpenter@velaw.com

Tel 212.237.0219 Fax 917.849.5383

January 29, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

CF/AD5

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Lyn Shenk, Branch Chief

Re:	Seaspan Corporation (the “Company”)
Form 20-F for the Year Ended December 31, 2007
Form 6-K Filed August 8, 2008
File Number: 001-32591

Ladies and Gentlemen:

On behalf of the Company, we have filed a copy of this letter via EDGAR as correspondence.

In this letter, we set forth the responses of the Company to the comments and requests for additional information (each a “Comment” and together the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 18, 2008 (the “Comment Letter”), with respect to the above-referenced filings. For your convenience, we have repeated in bold type the Comments exactly as set forth in the Comment Letter. The Company’s response to each Comment is set forth immediately below the text of the applicable Comment. Information provided in this letter on behalf of the Company has been provided to us by the Company.

Form 20-F for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements, page F-27

3. Summary of significant accounting policies, page F-28

(l) Earnings per share, page F-32

1.	Refer to your response to our prior comment number 6. It remains unclear to us why you do not allocate earnings to the Class C common stock in compliance with paragraph 61.b of FAS 128. Paragraph 61.b specifics that earnings remaining after reduction for dividends declared in the current period and, to the extent applicable, by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid

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Securities and Exchange Commission January 29, 2009 Page 2

cumulative dividends) are to be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Note that the term “earnings per share” used in FAS 128 refers to either earnings or loss per share. We note you have disclosed on page 36 of your Form 10-K a schedule of the targets applicable to Class C dividends, so it is not clear why earnings per share attributable to the Class C common stock is not determinable. Please revise your presentation of earnings per share in compliance with the two-class method specified in paragraph 61 of FAS 128.

Response: Due to the participating nature of the Class C shares of common stock, the Company acknowledges that the computation, presentation and disclosure of basic and diluted earnings per share is required by the Company for each class of its common stock in compliance with the two-class method specified in paragraph 61 of FAS 128.

In determining the amount of earnings or loss to attribute to the Class C shares (under FAS 128 and EITF 03-6), the Company considered the legal terms of the Class A, B and C shares (as contained in the Restated and Amended Articles of Incorporation of the Company) which require that the Class C shares participate in dividends only after quarterly dividends on the Class A and B shares exceed $0.485 per share.

Once that threshold is exceeded, the dividend in excess of $0.485 per share is allocated as follows (as disclosed on page 40 of our Base Prospectus filed on August 9, 2008):

•

first, 90% of incremental dividends to all common shares [i.e., Class A common stock] and subordinated shares [i.e., Class B common stock prior to their conversion on October 1, 2008], pro rata, and 10% of incremental dividends to the incentive shares [i.e., Class C common stock], until each common and subordinated share has received a total of $0.550 for that quarter;

•

second, 80% of incremental dividends to all common shares and subordinated shares, pro rata, and 20% of incremental dividends to the incentive shares, until each common and subordinated share has received a total of $0.675 for that quarter; and

Securities and Exchange Commission January 29, 2009 Page 3

•	after that, 75% of the incremental dividends to all common shares and subordinated shares, pro rata, and 25% of incremental dividends to the incentive shares.

However, the terms of the Class C shares are such that they do not participate in any dividends if such dividends are considered liquidating dividends. As disclosed on page S-22 of our Prospectus Supplement filed on November 3, 2006, liquidating dividends are determined as follows:

“All dividends paid to shareholders will be treated as either a dividend from operating surplus or a liquidating dividend. Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.”

In other words, if all earnings for the period were distributed through dividends declared and such distributions were in excess of the operating surplus (which is defined on page 32 and 33 of our Base Prospectus, referred to above), the dividend is considered a liquidating dividend and the Class C shares are not eligible to receive or participate in such dividends.

Considering both the waterfall calculation for dividends and the limitation on the participation of Class C shares on dividends in excess of the operating surplus, the Company believes that under the two-class method of calculating earnings per share, the Class C shares would only share in earnings per share when the earnings exceed $0.485 per share and such excess earnings are equal to or less than the operating surplus as calculated. The Company believes that this calculation is consistent with Examples F and G presented in Issue 3 of EITF 03-6. The Company also believes that this method of calculating the Class C earnings per share is consistent with the guidance in paragraph 10 of EITF 07-4 which discusses the consideration of a specified threshold in determining the income to be allocated to a participating security.

The Class C shareholders do not participate in losses beyond their initial investment of $1,000. Accordingly, the Company does not allocate losses or losses arising from distributions in excess of earnings in a period to the Class C shares because in substance the Class C shares do not participate in losses.

Securities and Exchange Commission January 29, 2009 Page 4

The Company originally disclosed a single earnings per share amount which included Class C stock as filed on Form 20-F on March 24, 2008 for the year ended December 31, 2007 and on Form 6-K dated August 8, 2008 for the period June 30, 2008. The Company has calculated the impact of applying the two-class method. For the Class A and B shares, there were no changes to the amounts previously reported. For the Class C shares, the impact of applying the two-class method would be to allocate $0 per share for all periods presented either due to earnings being below the first participation threshold of $0.485 per quarter or due to the operating surplus limitation.

As no earnings (either distributed or undistributed) have yet been required to be allocated to the Class C shares in accordance with the participation rights of the Class C shares, the presentation and disclosure of earnings per share for the Class C shares is not considered material to prior filings and is not considered to impact the users of the Company’s financial statements.

Based on these factors, the Company proposes to present earnings per share for the Class C shares in future filings along with a disclosure of the method of calculating the earnings per share for all classes of shares under the two-class method and in periods in which the Class C shares are not entitled to any allocation of undistributed earnings as a result of the factors as previously outlined above, the Company will clarify the disclosures to indicate this fact.

Securities and Exchange Commission January 29, 2009 Page 5

(p)_Accounting for dry-dock activities, page F-33

2.	Refer to your response to our prior comment number 7. Certain of the activities described in your response that are performed during drydocking, for example, painting of the vessel including parts below the water line and engine work, appear to be incurred for repair and maintenance that do not appreciably extend the useful life, increase the earning capacity, or improve the efficiency of the vessels, but rather allow the vessels to continue to be operated in their current capacity. In this regard, we believe these costs would be more appropriately expensed as incurred in accordance with your accounting policy for repairs and maintenance costs. However, to the extent you continue to defer such costs, please provide the following disclosures:

•

In MD&A, please discuss those material events and uncertainties known to management that would cause the reported financial information not to be necessarily indicative of future operating results or of future financial condition. Such events may include instances where amortization of deferred dry docking costs is expected to increase and materially impact future operating results.

•

In your accounting policies, please expand your disclosure to provide a detailed description of the types of dry docking costs included in deferred dry docking costs, including how you distinguish between repairs and maintenance deferred as dry docking costs and repairs and maintenance expensed as incurred.

•	For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

Response: Repairs and maintenance expensed as incurred relates to activities to either remediate specific damage caused by a particular incident or activities required to maintain a vessel at an operational level. Such operational maintenance focuses on replacing and fixing parts due to normal wear and tear that can be performed either at sea or at a container port. Above the water line repairs, minor deck maintenance and equipment repairs may be performed to the extent the operations and safety of the crew and vessel is not compromised.

Securities and Exchange Commission January 29, 2009 Page 6

Major overhaul performed during dry-docking is differentiated from normal operating repairs and maintenance by these factors: safety, operational priorities, dry-dock specific equipment, shore contractor skills, time and earnings capability. A vessel at dry-dock under the requirements of Class Society must perform certain assessments, refurbishments, replacements and alterations within a safe non-operational environment that allows for complete shutdown of certain machinery and equipment, navigational, ballast (keeping the vessel upright) and safety systems. Such shutdowns are either not allowed during a regular port call or are operationally difficult to effect and extremely unsafe at sea. Below water inspection and overhaul (such as the hull steel replacement/painting, rudder, propeller, thrusters), examination of internal tanks, engine casing integrity and internal engine components requires access to external and internal areas normally filled with water, lubes or fuel or are extremely hazardous in its normal operational state and would not be safely accessible at a container port. Other areas not accessible for major overhaul during normal vessel operations include cargo holds, hatch covers, and main switchboard. Certain equipment like cargo covers (e.g. 32 tons) and engine room blowers requiring specialized cranes and shore facilities for maintenance are not normally found at regular ports of call, or may not be used for purposes other than cargo operations. Given the nature of the procedures performed during dry-dock, the Company believes that such costs do enhance the service potential of the vessel.

A regular port visit requires a vessel to continuously unload and reload containers and must clear the port within a very short timeframe. Major overhauls during dry-dock where components are dismantled, examined, altered, resealed and refinished may take days to complete far beyond the duration of a port call. Additionally, many dry-docking activities require the specialized skills of shore contractors to perform the major overhaul. Significant parts of the vessel cannot be safely accessed while operating or at a port without jeopardizing crew and vessel safety while a dry-dock is a comprehensive overhaul allowing access to and clear visibility into all operationally hazardous areas of a vessel. In addition, minimizing container port stay mitigates the risk of off-hire and reduced revenues, while a major overhaul during dry-dock which may include technological changes can mitigate future costs and, in combination, enhance long term profitability.

Consistent with common practice in the shipping industry, the Company defers costs associated with dry-docking. The Company dry-docks its vessels once every five years. To date, the Company has obtained approval from its Classification Societies allowing it to dry-dock the vessels once every five years with a mid-cycle underwater survey in lieu of a dry-dock.

Securities and Exchange Commission January 29, 2009 Page 7

The Company follows the deferral method of accounting for dry-dock activities and defers the costs incurred until the next scheduled dry-dock. This is consistent with the treatment of major maintenance costs in accordance with FSP AUG-AIR 1 as applied by industries that perform planned major maintenance and overhaul activities. These costs are deferred as they improve the efficiency of the vessel and decrease the operating costs and positively impact the future earnings of the vessel.

When the vessels were sold by the predecessor to the Company at the Initial Public Offering (IPO), the predecessor simultaneously provided certain dry-dock funding to Seaspan Management Services Ltd. (the Manager), which is not reported in the Company’s consolidated financial statements as they are recorded by the Manager. This funding was provided to make the Manager whole with respect to the dry-docking costs that would have been included and paid under the management contract had the contract been in place since the inception of the date of the last dry-dock of each vessel. Since the IPO and with each additional delivery, the Company has been pre-funding the cost of the next dry-docking, based on the costs budgeted under the management agreements, through payment of the technical management services fee to the Manager. The Company’s estimate for future dry-dock cost is based on expected costs of dry-docking of vessels in Asia, net of amounts paid by predecessor to the Manager, if any.

The Company will expand its disclosure in the Management Discussion and Analysis to be filed on Form 20-F for the year-ended December 31, 2008:

The Company defers costs incurred for dry-dock activities. The costs incurred by the Company are limited to the fees paid by the Company to the Manager. Dry-dock is performed every five years which includes major overhaul activities that are comprehensive and all encompassing while regular repairs and maintenance during operations are limited in scope.

Repairs and maintenance normally performed on an operational vessel either at port or at sea is limited to repairs to specific damages cause by a particular incident, or minor maintenance to minimize the wear and tear to the vessel. Such maintenance activities are limited to accessing areas that are not hazardous to the crew nor jeopardize the safety of the vessel. The vessel’s external structure below the water line is a

Securities and Exchange Commission January 29, 2009 Page 8

dangerous environment to examine when at sea or at port. In addition, internal structures such as large complex engine components, electrical systems, pipes and valves, and internal tanks, the aggregate of which encompasses a vast portion of the vessel are unsafe to examine in a continuously operating environment. As such, dry-docking allows for a comprehensive overhaul and allowing safe access to all parts of the vessels during which time specialized shore contractors with specific dry-docking equipment can complete a shutdown of systems in a controlled environment and can affect a major overhaul as required for Classification Society certification.

Any fluctuations in the dry-dock costs are borne by the Manager except to the extent that dry-dock activities are considered extraordinary.

The Company currently defers dry-dock amounts based on the costs budgeted under the management agreements. At the date of the IPO, certain amounts were paid by the predecessor to the Manager for expected dry-dock liabilities relating to vessels currently in operation. These amounts are not included in the Company’s consolidated financial statements as they are recorded by the Manager. As at December 31, 2008, the Company estimates that the five-year dry-docking costs for the vessels currently in operation would range from $0.4 million to $0.6 million per vessel. Based on this estimate, if the current operating fleet dry-docked and the dry-dock costs were deferred, the expected annual amortization of dry-dock costs would be approximately $3.3 million for the 35 vessels. The actual costs may be materially different than this estimate. Dry-docking costs are subject to changes in global economics, port availability, and changes in trade routes made by the Charterer, which may cause actual costs to be materially different than current estimates.

The Company will also expand its disclosure in its accounting policies to provide additional information on deferred dry-docking costs and provide the following as additional disclosure in the notes to its consolidated financial statements for the year ended December 31, 2008 to be filed on Form 20-F:

Securities and Exchange Commission January 29, 2009 Page 9

Classification rules require that vessels be dry-docked for inspection including planned major maintenance and overhaul activities for ongoing certification. The Company dry-docks its vessels once every five years. Dry-docking costs include planned major maintenance and overhaul activities for ongoing certification including the inspection, refurbishment and replacement of steel, engine components, electrical, pipes and valves, and other parts of the vessel. The Company has adopted the deferral method of accounting for dry-dock activities whereby costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company already includes a roll-forward schedule of the deferred dry-dock costs in its annual and interim financial statements. Please refer to Note 6 to the consolidated financial statements on page F-37, as filed on Form 20-F on March 24, 2008 for the year ended December 31, 2007.

Note 8. Long-term debt, page F-38

3.	Refer to your response to our prior comment number 9. Since the associated LIBOR rate is not readily apparent, your disclosure should report the interest rate in effect inclusive of the applicable LIBOR rate, without adjustment for effects of associated financial instruments. Additionally, you should disclose the associated term upon which the applicable LIBOR rate is based, for example, 1 month, 3 months, 6 months, 1 year.

Response: The Company will provide the following as additional disclosure in the notes to its consolidated financial statements for the year ended December 31, 2008 to be filed on Form 20-F:

The amended and restated credit agreement requires payment of interest at a rate per annum, calculated as one month, two month, three month, or six month LIBOR plus 0.7% per annum, depending on the interest period selected by the Company. In the case of an Overadvance Loan, the interest rate is LIBOR plus 1.0% per annum, depending on the interest period selected by the Company. The weighted average rate of interest including the margin is 2.54% at December 31, 2008 (5.72% at December 31, 2007).

Securities and Exchange Commission January 29, 2009 Page 10

The Company will provide similar disclosure for each of its credit facilities and will continue to provide similar disclosure in future periods.

Form 6-K filed August 8, 2008

Item 3. Quantitative and Qualitative Disclosures About Market Risk, page 37 Interest Rate Risk, page 37

4.	Refer to your response to our prior comment number 12. We note your added disclosure in regard to the risk of nonperformance of counterparties associated with your interest rate swaps as well as the related added risk factor. However, it does not appear to us that settlements in favor of the counterparties alone is a sufficient basis for determining nonperformance in regard to the respective counterparties’ overall financial stability. Please expand your disclosure to indicate all of the significant factors considered in your evaluation of the credit risk of counterparties in concluding that credit risk is not a significant determinant in the value of the associated financial instruments.

Response: The Company regularly performs evaluations of significant counterparties for credit risk. In addition, the Company has historically reviewed its contracts to assess the counterparties’ ability to assign their rights and obligations. The Company will provide the following as additional disclosure on Form 20-F for the year ended December 31, 2008 in “Item 11. Quantitative and Qualitative Disclosures about Market Risk” to clarify its evaluations of counterparties’ overall financial stability.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at December 31, 2008, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in accordance with SFAS, 157, Fair Value Measurements, in the fair value of our financial instruments as of December 31, 2008. As part our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Securities and Exchange Commission January 29, 2009 Page 11

The Company will continue to provide similar disclosure in future periods.

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for adequacy and accuracy of the disclosures in the filings;

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned of Vinson & Elkins L.L.P. at (212) 237-0219 or Jim Fox of the same firm at (212) 237-0131.

Very truly yours,

/s/ CHARLES E. CARPENTER
Charles E. Carpenter

cc:	Doug Jones (SEC)
Sai W. Chu (Company)
Christa Scowby (Company)